United States securities and exchange commission logo





                              June 29, 2022

       Zach Bair
       Chief Executive Officer
       VNUE, Inc.
       104 West 29th Street, 11th Floor
       New York, NY 10001

                                                        Re: VNUE, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 15, 2022
                                                            File No. 333-262712

       Dear Mr. Bair:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 15,
2022

       Cover Page

   1. Please remove the filing fee table from the cover page and only file as an exhibit to this registration statement.
Refer to Item 601(b)(107) of Regulation S-K.
       Prospectus Summary
       Description of the Equity Financing Agreement, page 3

   2. We note your disclosure that the "maximum amount that the Company shall be entitled to put to GHS in each put
notice shall not exceed three hundred percent (200%) of the
                                                        average daily trading
dollar volume of the Company   s Common Stock . . . " (emphasis
                                                        added). Please revise
to ensure consistency in your disclosure of the maximum amount
 Zach Bair
VNUE, Inc.
June 29, 2022
Page 2
         per put notice, as your disclosure here references both three hundred and two hundred percent, while your disclosure in the form of equity financing agreement filed as exhibit
         10.17 only refers to a two hundred percent threshold. Please make conforming changes on page 46. In addition, please revise your disclosure on page 23 to state that the purchase price of the common stock is set at 80%, to the extent correct, as the current disclosure states that it is 85%. Additionally, your discussion of the Commitment Shares does not clarify whether you have issued such shares yet. In this regard, section 2.7 of the form of
         equity financing agreement indicates that you already issued the one percent in an amount of 29,069,768 shares to GHS on June 6, 2022, and your disclosure indicates that they shall be issued upon execution of the agreements (which are dated June 6, 2022) but that they are also not yet issued according to footnote (4) on page 22. Revise your disclosure to clarify and ensure consistency with your filed agreement.
Risk Factors
"Our existing stockholders will experience significant dilution from the merger and conversion of existing preferred stock . . . ", page 13

3. We note your disclosure that you "are required to issue 212,528,950 shares of common stock as a result of the conversion of 4,250,579 shares of Series A Preferred Stock,
         608,845,939 as a result of the conversion of 2,061 shares of our common stock, and 3,000 shares of our common stock as a result of the conversion of 3,000 shares of common stock" (emphasis added). Please revise your disclosure to clarify that you have 2,061 shares of Series B Convertible Preferred Stock outstanding (emphasis added), if true, as you disclose on page 22, and also clarify that you have 3,000 shares of Series C Preferred
         Stock (preferred stock), if true, as you disclose on page 26. Please also revise to clarify whether you are currently required to issue the foregoing common shares, or alternatively, if you may be required to issue such shares as a result of future conversions of the specified convertible securities.
Item 16. Exhibits and Financial Statement Schedules, page II-3

4. Please file the executed copies of the equity financing agreement and registration rights agreement. In this regard, we note that exhibits 10.17 and 10.18 only provide the forms of such agreements.
5. We note your response to comment 2 and we reissue the comment in-part. Please file the consent of BF Borgers CPA PC, related to its audit report dated February 11, 2022 for
FirstName LastNameZach Bair
       the financial statements of Stage It Corp. as of December 31, 2020 and 2019, included in
Comapany
       yourNameVNUE,
             filing. In thisInc.
                             regard, we note that the consent filed as Exhibit
23.1 only refers to the
       audit
June 29, 2022 report
                Pagedated
                      2     April 8, 2021, relating to the financial statements
of VNUE Inc.
FirstName LastName
 Zach Bair
FirstName
VNUE, Inc.LastNameZach Bair
Comapany
June       NameVNUE, Inc.
     29, 2022
June 29,
Page 3 2022 Page 3
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Scott Doney